CABO
DRILLING CORP.

SUPPL

07025503

July 17, 2007

U.S. Securities and Exchange Commission
Office of International Corporate Fin[redacted]
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

Dear Sir of Madam:

RE: News Releases, Material Change Reports & Financial Statements
#12g3-2(b) No. 82-1401

Please find enclosed for Cabo Drilling Corp. the following:

1 News releases and Material Change reports from March 14, 2007 to July 15, 2007.
2. 3rd Quarter Financial Statements ending March 31, 2007.

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

Enclosures

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

3rd Floor • 120 Lonsdale Ave., North Vancouver BC, Canada V7M 2E8 • Tel: (604)984-8894 • Fax: (604)983-8056
www.cabo.ca . info@cabo.ca

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

July 6, 2007

Item 3 **News Release**

A news release dated July 6, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces it has entered into Investor Relations Agreements with Michael Forster and The Fabrice de la Ferrière & Henri Deegenaar Partnership, subject to regulatory approval, to provide the Company with retail and institutional investor relations service in Europe. The Issuer also announces it has changed the legal names of its divisions .

Item 5 **Full Description of Material Change**

See attached news release dated July 6, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 6th day of July, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: July 6, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ENGAGES INVESTOR RELATIONS SERVICE PROVIDERS IN EUROPE AND IMPLEMENTS NAME CHANGES

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that it has entered into Investor Relations Agreements with Michael Forster and The Fabrice de la Ferrière & Henri Deegenaar Partnership, subject to regulatory approval, to provide the Company with retail and institutional investor relations service in Europe. The objective of this undertaking is to increase international awareness of the Company and facilitate Company exposure to current European shareholders and potential investors through the dissemination of corporate information to a strategic network of institutions, retail brokerage firms and private investors in Europe.

Mr. Forster is based in Zurich, Switzerland and has worked in the financial sector for more than ten years, during which time he has built a significant network of retail clients and financial institutions in Europe. Previously, Mr. Forster managed Asset Management Switzerland AG, the largest independent financial services company in Europe. He has taught courses in finance to financial advisors and currently operates his own asset management company in Switzerland with over 700 clients. Mr. Forster holds an executive international MBA from ZFU Switzerland and Babson College, USA. The initial term of the Investor Relation Agreement with Mr. Forster is for a period of six months and is renewable on a quarter-to-quarter basis at the option of the Company. Compensation will be $2,400 per quarter and Mr. Forster will be granted a two-year incentive stock option to acquire 50,000 Cabo shares. The option will be exercisable 16,667 at $0.65 per share; 16,667 shares at $0.75 per share; and, 16,666 shares at $0.85 per share.

Mr. de la Ferrière is based in Paris, France and is experienced with the introduction of small and medium size companies, in the mining sector, to knowledgeable institutional investors in Western Europe. Previously, Mr. de la Ferrière worked in the banking sector as an analyst and a trader at Caisse Centrale des Banques Populaires.

Mr. Deegenaar, also based in Paris, France, has participated in the institutional investments sector for 45 years. He was Director of Economic Research responsible for financial investments with a large French asset management and insurance company controlled by the AXA Group. Mr. Deegenaar is the founder and head of a capital development and consulting company and introduces small-cap Canadian, American and Australian companies to the European investment community.

The initial term of the Investor Relations Agreement between the Company and The Fabrice de la Ferrière & Henri Deegenaar Partnership is for a period of six months and is renewable on a quarter-to-quarter basis, at the option of the Company. Compensation will be €3,000 per quarter and the Partnership will be granted two year incentive stock options to acquire 50,000 Cabo shares. The options will be exercisable 16,667 at $0.65 per share; 16,667 shares at $0.75 per share; and, 16,666 shares at $0.85 per share.

"We are pleased to have the services of Michael Forster, Fabrice de la Ferrière and Henri Deegenaar to assist us with strengthening Cabo's profile in the European economic community. Mr. Forster, Mr. de la Ferrière and Mr. Deegenaar were selected because their integrity, standards and methodologies fit best with the message we wish to communicate to the investing public," stated John Versfelt, President and CEO of Cabo Drilling Corp.

Name Changes
Additionally, the Company announces it has changed the legal names of its divisions in order to clearly communicate the Cabo Drilling Corp. brand and build Cabo name recognition as driller-of-choice in the mineral exploration and mining sectors.

Since 2004, Cabo Drilling Corp. has grown to become one of the larger Canadian mineral drilling service providers. Effective July 1, 2007, the Company's divisions will operate under the following names: Cabo Drilling (Pacific) Corp. (formerly Advanced Drilling Ltd.); Cabo Drilling (Ontario) Corp. (formerly Heath & Sherwood Drilling Inc.); and Cabo Drilling (Atlantic) Corp. (formerly Petro Drilling Company Limited) allowing each to take on the brand of the parent company, Cabo Drilling Corp. Forages Cabo Inc. will retain its present name as it already reflects the Cabo brand.

"Our growing drilling services company will continue to find ways to expand its ability to service growing mineral exploration and mining demands around the world," stated Mr. Versfelt. "It has been important in the past to maintain the names of our acquisitions so that we were able to continue to leverage the name recognition and good will, the founders and operators had built in the exploration and mining sector. However, now, after approximately three years of operation, we believe we have effectively transferred this recognition to the Cabo brand."

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

(293-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

June 15, 2007

Item 3 **News Release**

A news release dated June 15, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces that its Ontario division has been awarded a drilling contract by Diamonds North Resources Ltd. The awarded contract consists of 5,000 metres of BTW core drilling at Diamonds North's Amaruk Project in Nunavut. The Issuer also announces stock option changes.

Item 5 **Full Description of Material Change**

See attached news release dated June 15, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 15th day of June, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2(b) NO. 82-1401

CABO DRILLING CORP.

For Immediate Release: June 15, 2007

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: info@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 5,000 METRES FOR DIAMONDS NORTH RESOURCES AND ANNOUNCES STOCK OPTION AMENDMENTS

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Ontario division has been awarded a drilling contract by Diamonds North Resources Ltd. The awarded contract consists of 5,000 metres of BTW core drilling at Diamonds North's Amaruk Project in Nunavut.

The drilling equipment will be mobilized in the middle of June with drilling to commence shortly thereafter. The Company will be utilizing a JKS Super 300 fly drill. In response to the recently released high diamond counts from the Char and Qavvik kimberlites, Diamonds North plans to collect larger bulk samples, approximately 6 to 10 tonnes, from each of these kimberlites. The objective of the bulk samples is to obtain a representative diamond size distribution for the Char and Qavvik kimberlites to assess their economic potential.

About Diamonds North Resources Ltd. (TSX-V: DDN)
Diamonds North is the dominant explorer in the Pelly Bay region and is focused on discovering Canada's next diamond mine. Diamonds North is well-financed with over $14 million in cash and marketable securities. The Company is rapidly evolving and committed to building long-term value through ongoing diamond discoveries.

Stock Options
Cabo also announces stock option changes. At March 31, 2007, the number of stock options granted totaled 2,428,000 shares. However, as a result of stock options expiring or terminating, this number is reduced to 1,906,500 shares to date, with a further 387,500 expiring mid-June, 2007. Upon review of all stock options for approximately 300 employees, the Company's directors have approved, subject to TSX Venture Exchange acceptance:

1. 325,000 stock options granted on or prior to January 2007 shall remain unchanged and exercisable at $0.50/$0.75/$1.00 per share, with 1/3 of such options being exercisable at each such price per share;
2. 225,000 stock options previously granted to independent directors at $0.80 per share and exercisable to October, 2011 shall be re-priced to $0.65/$0.75/$0.85 per share, with 1/3 of such options being exercisable at each such price per share;
3. 150,000 new stock options shall be granted to new independent directors at exercise prices of $0.65/$0.75/$0.85 per share, with 1/3 of such options being exercisable at each such price per share. These options shall be exercisable for a period of four years;
4. 387,500 stock options, exercisable at $0.75 per share and previously granted to employees in 2002 expiring mid-June, 2007, shall be replaced in full at $0.65/$0.75/$0.85 per share, with 1/3 of such options being exercisable at each such price per share. These options shall be exercisable for a period of three years;
5. 730,000 stock options granted to employees at $0.80 per share and exercisable to October, 2007 shall be re-priced to $0.65/$0.75/$0.85 per share, with 1/3 of such options being exercisable at each such price per share. These options shall be exercisable to October, 2009;
6. 259,000 stock options granted to employees at $0.80 per share and exercisable to October, 2007 shall be re-priced to $0.75 per share and shall be exercisable to October, 2009;

7. 605,000 new stock options shall be granted to new and existing employees at an exercise price of $0.65/$0.75/$0.85 per share, with 1/3 of such options being exercisable at each such price per share. The options shall be exercisable for a period of three years.

The total stock options granted after the changes set out above, upon Exchange acceptance of these changes, shall be 2,679,500 for a net change from the stock options reported at March 31, 2007 of 251,500.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No. 82-1401

Form 51-102F3
Material Change Report

RECEIVED

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

June 11, 2007

Item 3 News Release

A news release dated June 11, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces that Armistice Resources Corp. has awarded Cabo's Ontario division (formerly Heath & Sherwood Drilling Inc.), a contract to drill the first 10,000 feet of a significant exploration program Armistice has planned for this year.

Item 5 Full Description of Material Change

See attached news release dated June 11, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO. Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 11th day of June, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

12g3-2(b) No. 82-1401

RECEIVED

2007 JUL 25 P 2:56

CABO DRILLING CORP.

For Immediate Release: June 11, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL FOR ARMISTICE RESOURCES CORP.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Armistice Resources Corp. has awarded Cabo's *Ontario* division, Cabo Drilling (Ontario) Corp., (formerly Heath & Sherwood Drilling Inc.), a contract to drill the first 10,000 feet of a significant exploration program Armistice has planned for this year.

Armistice President and CEO, Todd J. Morgan stated, "We are pleased to be working with a local company that has a solid reputation like Heath and Sherwood Drilling."

About Armistice Resources Corp. (TSX: AZ)
Armistice Resources Corp. is a Canadian exploration company that owns an advanced exploration underground gold project in North-eastern Ontario located on the prolific Larder lake break. The McGarry project consists of 34 contiguous patented mining claims and licenses of occupation totaling 484 hectares which adjoins the former producing Kerr Addison gold mine which produced in excess of 11 million ounces of gold. The project has been dewatered and the mining contractor is completing rehabilitation work at the site.

About Cabo Drilling Corp.
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1263-2(b) 82-149

Form 51-102F3
Material Change Report

RECEIVED
2007 JUN 25 P 2:55

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

June 7, 2007

Item 3 News Release

A news release dated June 7, 2007 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces that its Pacific division has been awarded a second drilling contract (17,000 metres) by Sherwood Copper Corp. to drill Sherwood's Minto Project in Yukon.

Item 5 Full Description of Material Change

See attached news release dated June 7, 2007.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 7th day of June, 2007.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: June 7, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 17,000 METRES ON SHERWOOD COPPER CORP MINTO PROJECT IN YUKON

North Vancouver, BC – Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") announces that Sherwood Copper Corp. of Vancouver, British Columbia, has awarded Cabo's Pacific division a contract for approximately 17,000 metres of NQ-2 and HQ core drilling on Sherwood's Minto project northwest of Carmacks, Yukon. This will be Cabo's second contract with Sherwood Copper following the successful completion of a similar sized program on the Minto project last year. The Minto Mine project is a high-grade copper-gold deposit located in Yukon, Canada. Sherwood Copper reports development of the mine is now more than 90 percent complete and is on target to commence production by the end of second quarter of 2007.

Drilling has already commenced on the Minto Mine property. Cabo is utilizing two hydraulic longstroke drill rigs to carry out this project. The purpose of the program is to define and expand the Minto project reserve base. It is anticipated the program will run until September 2007.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

May 14, 2007

Item 3 **News Release**

A news release dated May 14, 2007 delivered to Executive Business Services Inc. for dissemination through CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces expansion of drilling operations into Spain through its wholly owned subsidiary Cabo Drilling Spain S.L., and initial core drilling contracts totalling 70,000 meters for Iberian Minerals Corp. ("Iberian Minerals") (TSX-V:IZN) Spanish subsidiaries at their Aguas Tenidas Mine and their nearby exploration licence areas in the Iberian Pyrite Belt located in Huelva Province, Region of Andalucia, SW Spain.

Item 5 **Full Description of Material Change**

See attached news release dated May 14, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 14th day of May, 2007.

signed "John A. Versfelt"

John A. Versfelt, President & CEO

1293-2(b) No 82-1401

CABO DRILLING CORP.

For Immediate Release: May 14, 2007

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO DRILLING EXPANDS INTO SPAIN WITH 70,000 METRE DRILL CONTRACT FOR IBERIAN MINERALS

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces the expansion of drilling operations into Spain through its wholly owned subsidiary Cabo Drilling Spain S.L., and initial core drilling contracts totalling 70,000 meters (amended from an initial 65,000 metres) for Iberian Minerals Corp. ("Iberian Minerals") (TSX-V:IZN) wholly owned subsidiaries, Minas de Aguas Tenidas, S.A.U. ("MATSA") and Iberian Minerals Spain, S.L.U., at their Aguas Tenidas Mine located in Huelva Province, Region of Andalucia, SW Spain and their nearby exploration licence areas of approximately 300 km^2 in the Iberian Pyrite Belt.

Iberian Mineral's initial drilling objectives include: 1) underground infill drilling to upgrade the MATSA Aguas Tenidas indicated mineral resources to proven mineral reserves; 2) surface drilling to extend the mineral resources westward at Aguas Tenidas; and, 3) surface drilling within the extensive portfolio of exploration licenses held by MATSA in the Spanish Pyrite Belt.

Cabo has mobilized two new core drill rigs (underground and surface), from Sweden and assembled, with MATSA, an international team from Spain, Chile and Canada to carry out the Iberian Minerals' drilling program. Surface drilling has commenced.

Spain has a long history of mining and occupies about 85% of the Iberian Peninsula, which has some of the most mineralized territory in Western Europe. The country's long history of mining has recently attracted renewed interest from the world's major mining companies for gold and base metal exploration and extraction, with a particular interest in the Iberian Pyrite Belt. International mineral investment has been encouraged by several factors, including: the highly prospective geology of the Iberian Pyrite Belt in the south and the recent gold discoveries in the north, a transparent legislative framework and positive fiscal environment covering the extraction of natural resources, well-developed infrastructure and available skilled work force and extended mining tradition and track record of exploration success and mine development.

"Continuing with Cabo's 2007 goal to expand the Company's geographical markets, Cabo has identified Spain as an opportune country in which to offer its drilling services," stated John Versfelt, Cabo's Chairman, President and CEO. "We are pleased with this growth and are happy to be with working with Iberian Minerals Corp."

About Iberian Minerals Corporation

Iberian Minerals Corporation (TSX-V:IZN) is a Toronto, Ontario, Canada based company, developing the Aguas Tenidas deposit located in the Iberian Pyrite Belt in southwestern Spain. Aguas Tenidas is a polymetallic VMS deposit with a resource of approximately 20 million tonnes of Cu-Zn-Pb mineralization. The mine, which operated between 1999 and 2001, is under construction with a new operating plan. Production is expected to begin in 2008. Iberian Minerals' intention in this drill program is to substantially expand the current reserve and resource figures for Aguas Tenidas.

About Cabo Drilling Corp.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

May 3, 2007

Item 3 **News Release**

A news release dated May 3, 2007 delivered to Executive Business Services Inc. for dissemination through CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces it has been awarded a drilling contract by AmLib United Minerals Inc. for a minimum of 10,000 meters of reverse circulation drilling and 5,000 metres of core drilling on AmLib's Kokoya exploration property in Bong County, Liberia.

Item 5 **Full Description of Material Change**

See attached news release dated May 3, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 3rd day of May, 2007.

signed "John A. Versfelt"

John A. Versfelt, President & CEO

1293-2(b) No. 82-1401

CABO DRILLING CORP.

For Immediate Release: May 3, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES AWARD OF DRILLING CONTRACT BY AMLIB UNITED MINERALS INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that it has been awarded a contract by AmLib United Minerals Inc. ("AmLib") for a minimum of 10,000 meters of reverse circulation drilling and 5,000 metres of core drilling. The project is located at AmLib's Kokoya exploration property near Dean Town in the Kokoya district of Bong County, Liberia.

The Company is working closely with AmLib, a Jersey (Channel Islands) corporation, on this particular drilling operation. AmLib has extensive experience in the region and is currently the largest mineral exploration company in the country, with 3,200 square kilometres under license. AmLib will be providing all transportation, camp facilities, support workers, security, fuel and administration in Liberia.

Cabo's Heath & Sherwood Drilling Inc. division will carry out the core drilling, while Forage Cabo Inc., the Company's Montreal division, will provide the reverse circulation drilling. Canadian drill crews and the necessary equipment have been mobilized to the site and drilling is scheduled to commence in the next few days. AmLib's and the Company's management teams have been working together to expedite drills and people into Liberia. AmLib will provide significant people resources in support of Cabo's drilling team.

"Cabo Drilling Corp. has established itself as one of the larger drilling service companies serving the mining industry in Canada, Mexico and Panama," stated John Versfelt, Cabo's Chairman, President and CEO, "We continue to look for unique opportunities to grow with our clients, employing our surface and underground drilling expertise."

Several West African countries including Mali, Burkina Faso, Ghana and Guinea have witnessed a boom in gold exploration, discovery, development and production over the past ten years. Now that peace has returned to Liberia and reconstruction is underway with strong international support, there is a major opportunity to apply modern exploration techniques to numerous gold projects previously reported, but neglected for decades. Other companies with recent or current interests in Liberia include, but are not limited to: BHP Billiton, Diamond Fields International, Freedom Gold Ltd., Broadway Mining plc, Ducor Minerals Inc., and Mano River Resources Inc.

AmLib United Minerals is a privately owned corporation organized to explore mineral prospects in Liberia, West Africa. AmLib's executive offices are located in the capital city, Monrovia, and its field headquarters are in the Kokoya district of central Liberia. AmLib currently has exploration projects in Bong, Grand Gedeh, Montserrado, Grand Bassa and River Cess Counties.

...2

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain, SL of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No 82-1401

RECEIVED
2007 APR 25 P 2:-6

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

April 25, 2007

Item 3 **News Release**

A news release dated April 25, 2007 delivered to Executive Business Services Inc. for dissemination through CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces its Mexico subsidiary, Cabo Drilling de Mexico S.A. de C.V., has been awarded a drilling contract by Hemis Corporation for a minimum of 3,500 meters of diamond drilling on Hemis's El Tigre property in Sonora State, Mexico.

Item 5 **Full Description of Material Change**

See attached news release dated April 25, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 25th day of April, 2007.

signed "John A. Versfelt"

John A. Versfelt, President & CEO

1293-2(b) No 82-4401

CABO DRILLING CORP.

For Immediate Release: April 25, 2007

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: info@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO'S MEXICO SUB DRILLS EL TIGRE PROJECT FOR HEMIS CORPORATION

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Mexico subsidiary, Cabo Drilling de Mexico S.A. de C.V., has been awarded a drilling contract by Hemis Corporation. The awarded contract consists of a minimum 3,500 meters of diamond drilling on Hemis's El Tigre property in Sonora State, Mexico.

The drilling project was mobilized the first week of April 2007 and drilling has commenced. The project is comprised of fourteen diamond drill holes at El Tigre, targeted to test gold values identified from surface mapping and old mine workings in the area.

The El Tigre Project is located in south-eastern Sonora along the Sonora Major gold-silver belt and its' Mojave Sonora Mega-Shear. The Project is on the northwest fringe of the Mulatos mining district, which is a huge district that has been mined for several hundred years.

About Hemis Corporation
Hemis Corporation is a precious metals exploration company trading on the OTCBB under the symbol HMSO and listed on the Frankfurt stock exchange under the symbol XZA. Hemis Corporation is comprised of both a resource division and a resource investment unit. Hemis' high profile team is focused on evaluating gold projects with strong potential. The resource investment unit is actively reviewing other natural resource companies for joint ventures and investment.

About Cabo Drilling Corp.
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain, SL of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

March 14, 2007

Item 3 **News Release**

A news release dated March 14, 2007 delivered to Executive Business Services Inc. for dissemination through CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces it has been awarded its first drilling contract in the Republic of Panama by Bellhaven Copper & Gold Inc. (TSX-V: BHV). The 5,000 meter drill program will take place in the Western Highlands of Panama.

Item 5 **Full Description of Material Change**

See attached news release dated March 14, 2007.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 14th day of March, 2007.

signed "John A. Versfelt"

John A. Versfelt, President & CEO

1263-2(b) NO. 82-1401

CABO DRILLING CORP.

2007 JUL 25 P 2:45

For Immediate Release: March 14, 2007

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED FIRST DRILLING CONTRACT IN THE REPUBLIC OF PANAMA BY BELLHAVEN COPPER & GOLD INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that it has been awarded its first drilling contract in the Republic of Panama by Bellhaven Copper & Gold Inc. (TSX-V: BHV). The 5,000 meter drill program will take place on Bellhaven's Cerro Chorcha and Rio Liri properties located in the Western Highlands of Panama. The drill program will consist of two parts; the first part will include 3,000 meters of drilling looking for extensions of the copper-gold porphyry system at Cerro Chorcha, and the second part, consisting of 2,000 meters will test a newly discovered quartz vein stockwork at Rio Liri for additional gold mineralization.

Cabo will commence the project with a newly purchased drill mobilized to Panama during the month of March. The drill is scheduled to be on site at the recently constructed Cerro Chorcha camp by mid-April, 2007. It is expected that the first phase of drilling at Cerro Chorcha will be completed by June of this year, and then the drill will be moved to the Rio Liri project to test additional targets.

"We have great confidence in John Versfelt and his team at Cabo Drilling Corp," said Julio Benedetti, President and CEO of Bellhaven, "we are confident that Cabo will deliver the highest level of professionalism and expertise."

Bellhaven Copper & Gold Inc. is a Panama-based mineral exploration company with a portfolio of gold and copper properties in the Republic of Panama. Bellhaven reports 20,793,151 shares issued and outstanding and no debt. For more information, please visit Belhaven's web site at www.bellhavencg.com or call Miguel Villahermosa toll free at 1-866-599-5930.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain, SL of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No 82-1401

CABO DRILLING CORP.

Interim Consolidated Financial Statements
3rd Quarter ended March 31, 2007

CABO DRILLING CORP.

Consolidated Balance Sheets

As at	March 31 2007	June 30 2006
	(Unaudited)	(Note 2)
ASSETS		
Current		
Cash and cash equivalents (Note 3)	**$ 798,813**	$ 1,051,298
Restricted cash	**-**	63,531
Short term investments and marketable securities	**227,268**	313,029
Accounts receivable	**6,813,752**	5,509,249
Prepaid expenses	**98,473**	294,109
Work-in progress	**436,802**	118,791
Inventories	**4,683,175**	3,536,435
	13,058,283	10,886,442
Property, plant and equipment (Note 4)	**10,272,151**	7,837,332
Long term investment (Note 5)	**1,182,033**	-
Resource properties held for sale (Note 6)	**-**	3,500,000
	$ 24,512,467	$ 22,223,774
LIABILITIES		
Current		
Bank indebtedness (Note 3)	**$ -**	$ 453,203
Accounts payable and accrued liabilities	**5,119,520**	5,102,527
Unearned revenue	**1,832,256**	704,893
Income tax payable	**543,828**	77,916
Demand loan (Note 7)	**1,000,000**	590,000
Current portion of long-term debt (Note 8)	**456,932**	308,167
Current portion of obligation under capital lease (Note 9)	**444,685**	323,344
	9,397,221	7,560,050
Long-term debt (Note 8)	**1,044,369**	958,833
Obligations under capital lease (Note 9)	**568,915**	434,149
Future Income tax	**411,883**	475,019
	11,422,388	9,428,051
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	**25,492,761**	25,974,398
Contributed surplus (Note 10(e))	**1,551,817**	1,540,117
Deficit	**(13,954,499)**	(14,718,792)
	13,090,079	12,795,723
	$ 24,512,467	$ 22,223,774

Approved by the Board

/S/ JOHN A. VERSFELT, Director

/S/ THOMAS G. OLIVER, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Operations and Deficit

Unaudited – prepared by management	For the quarter-ended March 31		For nine months ended March 31	
For the period ended	2007	2006	2007	2006
Revenue	**$ 8,895,533**	$5,998,435	**$ 26,766,244**	$ 21,227,795
Direct costs	**6,900,668**	4,850,261	**20,392,570**	16,966,788
Gross profit	**1,994,865**	1,148,174	**6,373,674**	4,261,007
Expenses				
General and administrative	**1,363,632**	1,613,349	**3,868,001**	3,837,580
Stock-based compensation (Note 10)	**-**	50,000	**11,700**	50,000
Amortization	**389,200**	273,833	**1,036,288**	819,894
Interest income	**(7,069)**	(421)	**(13,140)**	(6,077)
Interest expense	**42,924**	32,888	**161,344**	89,606
(Gain) loss on foreign exchange	**(5,543)**	(4,355)	**(6,214)**	(3,868)
Other (income) expense	**(8,570)**	-	**(29,745)**	6,152
	1,774,574	1,965,294	**5,028,234**	4,793,287
Income (loss) before other items and income taxes	**220,291**	(817,120)	**1,345,440**	(532,280)
Other items				
Loss / (gain) on disposition of assets	**5,966**	(51,545)	**(2,282)**	(95,799)
Write down of marketable securities	**-**	-	**30,000**	-
Write down of resource properties	**-**	1,543,451	**-**	1,543,451
Resource properties maintenance (recovery) expense	**-**	-	**50,956**	-
Income (loss) before income taxes	**214,325**	(2,309,026)	**1,266,766**	(1,979,932)
Income tax expense (recovery)				
Current	**104,608**	(69,000)	**565,608**	86,000
Future	**(21,076)**	(33,160)	**(63,135)**	(85,677)
Net income (loss) for the period	**130,793**	(2,206,866)	**764,293**	(1,980,255)
Deficit, beginning of period	**(14,085,292)**	(11,729,715)	**(14,718,792)**	(11,956,326)
Deficit, end of period	**$(13,954,499)**	$(13,936,581)	**$(13,954,499)**	$(13,936,581)

Earnings per share (Note 2)				
Basic earnings per share	**$0.00**	($0.07)	**$0.02**	($0.06)
Weighted average number of common shares outstanding	**40,041,485**	30,904,827	**34,226,084**	30,904,827

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Cash Flows

Unaudited – prepared by management	For the quarter ended March 31		For nine months ended March 31	
For the period ended	**2007**	2006	**2007**	2006
Cash flows (used in) from Operating Activities				
Net income (loss) for the period	**$ 130,793**	$ (2,206,866)	**$ 764,293**	$ (1,980,255)
Items not involving cash:				
Amortization	**389,200**	273,833	**1,036,288**	819,894
Gain on disposition of assets	**5,966**	(51,545)	**(2,282)**	(95,799)
Stock based compensation	**-**	50,000	**11,700**	50,000
Write down of marketable securities	**-**	-	**30,000**	-
Write down of resource properites	**-**	1,543,451	**-**	1,543,451
Future income tax	**(21,076)**	(33,160)	**(63,135)**	(85,677)
	504,883	(424,286)	**1,776,864**	251,614
Changes in non-cash working capital items (Note 12)	**(698,901)**	110,840	**(907,589)**	(743,975)
	(194,018)	(313,446)	**869,275**	(492,361)
Cash flows used in Investing Activities				
Mineral properties expenditures	**-**	(50,294)	**-**	(333,214)
Property, plant and equipment purchases	**(1,533,899)**	(347,591)	**(2,944,420)**	(604,136)
Proceeds from sale of assets	**45,193**	59,241	**57,378**	133,041
Purchase of long term investment	**-**	-	**(1,200,000)**	-
	(1,488,706)	(338,644)	**(4,087,042)**	(804,309)
Cash flows used in Financing Activities				
Shares issued for cash	**530,621**	148,279	**3,248,950**	161,947
Share issue costs	**(31,277)**	-	**(212,621)**	-
Demand loan	**470,000**	30,000	**410,000**	(65,668)
Repayment of long term liabilities	**(90,326)**	(76,672)	**(273,760)**	(283,933)
Repayment of obligation under capital lease	**(103,477)**	(55,813)	**(362,126)**	(139,159)
Additional long term debt	**275,296**	-	**508,061**	571,950
Additional obligation under capital lease	**-**	-	**36,450**	54,016
	1,050,837	45,794	**3,354,954**	299,153
(Decrease) / increase in cash and cash equivalents during the period	**(631,887)**	(606,296)	**137,187**	(997,517)
Cash and cash equivalents, beginning of period	**1,430,700**	1,581,764	**661,626**	1,972,985
Cash and cash equivalents, end of period	**$ 798,813**	$ 975,468	**$ 798,813**	$ 975,468

Cash and cash equivalents is comprised of:		
Cash and cash equivalents	**$ 798,813**	$ 908,593
Restricted cash	**-**	66,875
	$ 798,813	$ 975,468

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in B.C. and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

The Company provides contract drilling services which include surface and underground coring, directional, reverse circulation, and geotechnical drilling. These operations are performed by the following subsidiaries: Heath and Sherwood Drilling Inc., the Petro Drilling group, the Advanced Drilling group and Forages Cabo Inc. The Company has also incorporated Cabo Drilling de Mexico S.A. de C.V., Cabo Drilling (Panama) Corp. and Cabo Drilling Spain SL, to commence drilling programs in Mexico, Panama and Spain.

On December 29, 2006, the Company sold its resource properties to International Millennium Mining Corp. ("IMMC") in exchange for 10,000,000 IMMC units (Notes 5 and 6).

2. ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they have not been reviewed nor audited by the Company's auditors. These unaudited interim consolidated financial statements do not include all the information and notes to the financial statements required by Canadian generally accepted accounting principles for complete financial statements. Operating results for the interim period March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended June 30, 2007.

The comparative figures for the balance sheet as at June 30, 2006 and the statement of operations, deficit and cash flows for the three-month and nine-month periods ended March 31, 2007 have been included. The comparative figures of the balance sheet as at June 30, 2006 were audited, but they do not include all the information and notes required by Canadian generally accepted accounting principles. The comparative figures of the statement of operations, deficit and cash flows for the period ended March 31, 2006 were not audited nor reviewed. For further information, please refer to the consolidated financial statements and notes included in the Company's Annual Report to Shareholders for the year ended June 30, 2006.

These interim financial statements were prepared in accordance with the accounting policies described in the Company's annual financial statements for the year ended June 30, 2006, except as disclosed below.

a) Earnings per share

Basic earnings per share have been calculated using the weighted average number of shares issued and outstanding. Diluted earnings per share is calculated using the treasury stock method which includes the effect of the exercise of dilutive elements.

For the period ended March 31, 2007, and 2006, the dilutive elements did not have an impact on the basic earnings per share already presented in the statement of operations and deficit.

3. CASH, CASH EQUIVALENTS AND BANK INDEBTEDNESS

Cash and cash equivalents consists of cash and short term deposits with maturities of less than ninety days.

The Company has an operating line of credit facility up to $2,500,000 bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over assets of the Company.

4. PROPERTY, PLANT & EQUIPMENT

	March 31, 2007			June 30, 2006		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**$ 144,246**	**$ -**	**$ 144,246**	$ 155,946	$ -	$ 155,946
Parking lot	**37,114**	**3,650**	**33,464**	30,679	1,227	29,452
Buildings	**856,068**	**88,596**	**767,472**	820,905	57,646	763,259
Computer & office equipment	**336,324**	**204,556**	**131,768**	300,459	140,521	159,938
Software	**177,558**	**65,652**	**111,906**	90,757	60,419	30,338
Vehicle & equipment	**1,248,555**	**413,050**	**835,505**	846,469	174,166	672,303
Drilling & field equipment	**9,059,191**	**1,922,462**	**7,136,729**	6,816,141	1,292,873	5,523,268
Assets under capital lease	**1,210,210**	**99,149**	**1,111,061**	545,902	43,074	502,828
	$13,069,266	**$2,797,115**	**$10,272,151**	$9,607,258	$1,769,926	$7,837,332

The Company entered into a lease agreement (Note 9) during the period to acquire two drills for $600,660 which were not available for use as at March 31, 2007.

5. LONG TERM INVESTMENT

	March 31 2007
Investment in IMMC	**$1,200,000**
Sale of resource properties (Note 6)	**3,500,000**
	$4,700,000
Return of capital distribution (Note 10.b))	**(3,517,967)**
	$1,182,033

During the period ended March 31, 2007, the Company distributed 7,048,805 shares and 2,332,433 warrants of IMMC to the Company's shareholders. Each shareholder received one IMMC share and one-third of a warrant for every four Company shares held. Each full warrant entitles the holder to purchase one share in the capital stock of IMMC for $0.35 within a period of two years following the date of issue. As of March 31, 2007, the Company is holding 3,002,531 undistributed IMMC shares and 1,000,900 undistributed IMMC warrants in trust for its US shareholders.

At March 31, 2007, the Company owns 3,377,235 shares and 3,377,235 warrants of IMMC.

6. RESOURCE PROPERTIES HELD FOR SALE

During the year ended June 30, 2006, the Board of Directors and the Shareholders of the Company and IMMC approved the sale of the Company's resource properties to IMMC. During the periods ended September 30, and December 31, 2006, the Company made payments on these properties to maintain them in good standing.

On December 29, 2006, IMMC fulfilled its outstanding conditions to enable the Company to exchange these properties for 10,000,000 Units of IMMC with a deemed value of $3,500,000. There is no further obligation on the Company's behalf to make property maintenance fees.

7. DEMAND LOAN FACILITIES

	March 31 2007	June 30 2006
The Company's credit facilities are as follows:		
Demand loan facility of $600,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2010.	**$500,000**	$590,000
Demand loan facility of $500,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $8,333, plus interest, maturing 2012.	**500,000**	-
	$1,000,000	$590,000

8. LONG TERM DEBT

	March 31 2007	June 30 2006
Term loan bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	**$ 866,840**	$ 941,855
Term loans bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $720 to $6,056 secured by certain equipment, maturing from 2007 to 2010.	**634,461**	325,145
	1,501,301	1,267,000
Less: current portion	**(456,932)**	(308,167)
	$1,044,369	$ 958,833

The required annual principal repayments on long term debt are as follows:

1 – 12 months	$ 456,932
13 – 24 months	245,491
25 – 36 months	193,259
37 – 48 months	133,153
49 – 60 months	105,726
Thereafter	366,740
	$1,501,301

9. CAPITAL LEASE OBLIGATIONS

	March 31 2007	June 30 2006
Capital leases, bearing interest at rates ranging from 3.84% to 15.10%, payable in monthly instalments ranging from $99 to $5,816, secured by certain equipment, maturing between 2007 and 2010.	$ 263,230	$383,479
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517 secured by certain equipment, maturing in 2009.	268,444	374,014
Capital lease, bearing interest at 7.80% payable in monthly instalments of $15,272 secured by certain equipment, maturing in 2010.	481,926	-
	$1,013,600	$757,493
Less: current portion	(444,685)	(323,344)
	$ 568,915	$434,149

The required future lease payments are as follows:

1 – 12 months	$ 517,765
13 – 24 months	366,702
25 – 36 months	238,413
37 – 48 months	9,676
49 – 60 months	506
	$1,133,062
Less: imputed interest	(119,462)
Principal payments	$1,013,600

10. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	March 31, 2007		June 30, 2006	
	Shares	Amount	Shares	Amount
Balance, beginning of period	31,300,836	$25,974,398	30,800,301	$25,747,451
For property	-	-	100,093	47,637
Exercise of warrants	-	-	175,800	70,320
For financing fees	-	-	102,000	51,000
For settlement of claim	-	-	122,642	65,000
For private placement	8,663,867	3,248,950	-	-
Share issue costs	240,643	(212,620)	-	(7,010)
Return of capital – distribution of IMMC shares (Note 5)	-	(3,517,967)	-	-
Balance, end of period	40,205,346	$25,492,761	31,300,836	$25,974,398

In December 2006 and January 2007, the Company completed non-brokered private placements of 7,468,867 units and brokered private placement of 1,195,000 units at $0.375 per unit for gross proceeds of $3,248,950. Each unit consisted of one common share of the Company and one warrant (Note 10(d)). The Company paid broker and non-broker fees totalling $177,875 and 240,643 shares at a deemed value of $90,241.

c) Outstanding options

At March 31, 2007, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
598,000	$0.75	June 17, 2007
995,000	$0.80	October 18, 2007
50,000	$0.80	October 18, 2009
235,000	$0.80	May 18, 2008
275,000	$0.50 - $1.00	January 22, 2009
100,000	$0.50 - $1.00	October 1, 2009
175,000	$0.80	January 22, 2011
2,428,000		

On May 12, 2005, the Company repriced 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 from an exercise price of $0.92 to an exercise price of $0.80 per share.

A summary of the changes in stock options for the year ended June 30, 2006 and for the period ended March 31, 2007 is presented.

10. SHARE CAPITAL (continued)

	Number of Shares	Price	Expiry
Balance, June 30, 2005	2,258,000	0.75 – 0.80	June 17, 2007 – October 2009
Options granted	91,666	0.50	January 22, 2009
Options granted	91,667	0.75	January 22, 2009
Options granted	175,000	0.80	January 22, 2011
Options granted	91,667	1.00	January 22, 2009
Options expired or cancelled	(380,000)		Various
Balance, June 30, 2006	2,328,000		
Options granted	33,334	0.50	October 1, 2009
Options granted	33,334	0.75	October 1, 2009
Options granted	33,332	1.00	October 1, 2009
Balance, March 31, 2007	2,428,000		

The 100,000 options granted during the quarter ended December 31, 2006 were subject to a four month hold period ending February 2007. All options are currently exercisable.

d) Share purchase warrants

At March 31, 2007, 8,663,867 (June 30, 2006 – nil) warrants were outstanding and are subject to a four month hold period expiring April and May 2007. Each warrant entitles the holder to purchase one common share for $0.50 per share. These warrants have a stated expiry date of December 29, 2008 and January 10, 2009. However, these warrants may expire earlier if the closing price of the Company's shares is equal to $0.60 or greater for twenty consecutive trading days. In this case, the Company will notify warrant holders of the new expiry dates.

e) Contributed surplus

	March 31 2007	June 30 2006
Balance, beginning of period	**$1,540,117**	$1,439,760
Compensation attributed to stock options granted in October 2006	**11,700**	100,357
Balance, end of period	**$1,551,817**	$1,540,117

11. RELATED PARTY TRANSACTIONS

	Period ended March 31 2007	Year ended June 30 2006
Deferred exploration and staking activities charged by a company controlled by an officer.	**$ -**	$135,730
Amount due to company at period end.	**-**	52,300
Executive, general management, paralegal, and office administration services charged by a company controlled by a director. For the year ended 2006, rent and secretarial services were also provided.	**140,903**	260,311
Amount due to company at period end.	**13,774**	16,667
A company owned by non-controlling shareholders, an officer and a director provided drilling labour and other related services.	**220,455**	231,489
Amount due to company at period end.	**-**	15,394

Included in short-term investments and marketable securities is an investment of $18,000 (2006 – $18,000) by the Company in a company with a common officer.

Included in accounts receivable is $122,536 recovery from IMMC for drilling, assays, geologist expenses and staking fees paid to maintain the properties in good standing on its behalf.

The amount due to and from directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were measured at the exchange amount, which is the amount established and agreed to by the related parties.

12. SUPPLEMENTARY CASH FLOW INFORMATION

	March 31 2007	June 30 2006
Interest paid	**$212,750**	$ 62,987
Income taxes paid	**$132,820**	$ 26,722

During the year ended June 30, 2006, the Company issued 100,093 shares for property at a value of $47,637. For the period ended March 31, 2007, the Company issued 240,643 shares as part of its agreement for finders' fee costs. These shares were attributed a value of $0.375 each.

12. SUPPLEMENTARY CASH FLOW INFORMATION (continued)

Changes in non-cash working capital items for the three-month and six-month periods ended:

	For the quarter ended March 31		For nine months ended March 31	
	2007	2006	**2007**	2006
Invested in short-term investments and marketable securities	**$ -**	$ -	**$ 55,761**	$ 23,285
Accounts receivable	**(1,262,043)**	(698,948)	**(1,304,503)**	(221,940)
Prepaid expenses	**71,211**	85,472	**195,636**	147,965
Inventories and work in progress	**(1,200,792)**	(545,523)	**(1,464,751)**	(35,618)
Accounts payable and accrued liabilities	**343,819**	1,115,450	**16,993**	(670,268)
Unearned revenue	**1,257,092**	234,795	**1,127,363**	(35,271)
Income tax payable	**91,812**	(80,406)	**465,912**	47,872
	$(698,901)	$110,840	**$ (907,589)**	$ (743,975)

13. COMPARATIVE FIGURES

Certain prior period's comparative numbers have been reclassified to conform to current period's financial statement presentation.

END